UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 13, 2020

SOUTH MOUNTAIN MERGER CORP.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-38947	83-3780685
(Commission File Number)	(IRS Employer Identification No.)

767 Fifth Avenue, 9th Floor New York, NY	10153
(Address of principal executive offices)	(Zip Code)

(646) 446-2700
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant	SMMCU	The Nasdaq Stock Market LLC
Shares of Class A common stock	SMMC	The Nasdaq Stock Market LLC
Warrants	SMMCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On December 13, 2020, South Mountain Merger Corp. (“SMMC”)  entered into an amendment (the “Amendment”) to the previously announced Business Combination Agreement, dated as of October 18, 2020 (the “Business Combination Agreement”), by and among SMMC, BT Merger Sub I, Inc., a wholly owned subsidiary of SMMC, BT Merger Sub II, LLC and Factor Systems, Inc. (d/b/a Billtrust) (“Billtrust”), pursuant to which a business combination between SMMC and Billtrust will be effected. The Amendment amends the Business Combination Agreement to, among other things, (i) provide that (x) Charles Bernicker shall serve as a “Class II Director” of SMMC and (y) the “Independent Director” of SMMC shall be Juli Spottiswood, in each case, as of immediately following the Effective Time (as defined in the Business Combination Agreement) and subject to the nomination, designation and/or appointment each thereof in accordance with the Business Combination Agreement, (ii) provide that holders of Company Options (as defined in the Business Combination Agreement) as of the date of the delivery of the Consent Solicitation Statement (as defined in the Business Combination Agreement) shall be entitled to submit, on or prior to the Election Date (as defined in the Business Combination Agreement), a Cash Election (as defined in the Business Combination Agreement) with respect to Company Options validly exercised prior to the Election Date, (iii) provide that the Form of Election (as defined in the Business Combination Agreement) will be mailed concurrently with the mailing of the Consent Solicitation Statement, to each holder of record (as of such mailing) of Company Common Stock and Company Preferred Stock (each, as defined in the Business Combination Agreement) and (iv) provide that the Election Date shall initially be December 31, 2020 and that the Election Date may be delayed to a subsequent date mutually agreed by SMMC and Billtrust if it is anticipated that the Closing (as defined in the Business Combination Agreement) will not occur on or prior to January 11, 2021.

The foregoing description of the Amendment and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated herein by reference.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving South Mountain and Billtrust. South Mountain has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of South Mountain, a consent solicitation statement of Billtrust and a prospectus of South Mountain, and each party has filed other documents regarding the proposed transaction with the SEC. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of South Mountain and Billtrust, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of South Mountain and Billtrust are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by South Mountain with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by South Mountain may be obtained free of charge from South Mountain at www.SMMergerCorp. Alternatively, these documents can be obtained free of charge from South Mountain upon written request to South Mountain Merger Corp., 767 Fifth Avenue, 9th Floor, New York, New York 10153, Attn: Secretary, or by calling (646) 446-2700.

South Mountain, Billtrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of South Mountain, in favor of the approval of the mergers contemplated under the Business Combination Agreement (the “Mergers”). Information regarding South Mountain’s directors and executive officers is contained in South Mountain’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 20, 2020, and its Current Report on Form 8-K, which was filed with the SEC on June 29, 2020. Additional information regarding the interests of those participants, the directors and executive officers of Billtrust and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains, and oral statements made from time to time by representatives of South Mountain and Billtrust may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, South Mountain’s and Billtrust’s expectations or predictions of future financial or business performance or conditions and of the closing of the Transactions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “could,” “will,” “should,” “seeks,” “plans,” “predicts,” “potential,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in South Mountain’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and South Mountain and Billtrust believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither South Mountain nor Billtrust is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which South Mountain has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in South Mountain’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Mergers, including approval by stockholders of South Mountain and Billtrust on the expected terms and schedule and the risk that regulatory approvals required for the Mergers are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Mergers; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of South Mountain and Billtrust; risks related to South Mountain’s or Billtrust’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks related to Billtrust’s history of operating losses and future profitability; cybersecurity risks that may reduce or stop customer use of Billtrust’s products and platform and any related liabilities for Billtrust; risks that Billtrust’s quarterly results may fluctuate significantly and not fully reflect the underlying performance of Billtrust’s business; risks of service outages for existing customers if Billtrust fails to manage its technical operations infrastructure; risks related to fraudulent activities by customers, employees or other third parties that would expose Billtrust to material financial losses; risks related to reputation damage as a result of errors in Billtrust’s facilitation of the transfer of customer funds; risks related to attracting new customers; risks relating to customer retention; risks related to Billtrust’s partnerships with financial institutions, third party service providers, processing providers and other financial service suppliers; risks related to Billtrust’s relationship with Visa that could impact growth in usage of the BPN; and other risks relating to the businesses of each of Billtrust and South Mountain and the proposed transaction.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond South Mountain’s and Billtrust’s control. While all projections are necessarily speculative, South Mountain and Billtrust believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that South Mountain and Billtrust, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers, to the extent used, are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in South Mountain and is not intended to form the basis of an investment decision in South Mountain. All subsequent written and oral forward-looking statements concerning South Mountain and Billtrust, the proposed transaction or other matters and attributable to South Mountain and Billtrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01	Financial Statements and Exhibits.

Exhibit	Description
2.1*
Amendment to Business Combination Agreement, dated as of December 13, 2020, by and among South Mountain Merger Corp., BT Merger Sub I, Inc., BT Merger Sub II, LLC and Factor Systems, Inc. (d/b/a Billtrust), (incorporated by reference to Exhibit 2.2 filed on South Mountain Merger Corp.’s Registration Statement on Form S-4/A filed by the Registrant on December 14, 2020).

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). South Mountain agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

South Mountain Merger Corp.

Date: December 15, 2020	By:	/s/ Charles B. Bernicker
		Name:	Charles B. Bernicker
		Title:	Chief Executive Officer